TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

Corporate Update and Granting of Incentive Stock Options

Vancouver, B.C.,  June 13, 2011 – Esperanza Resources Corp. (“Esperanza” or the “Company”) (TSX.V: EPZ) is pleased to announce that the annual general meeting of the Company was held on June 8, 2011 and all resolutions were approved by the shareholders including the sale of the San Luis minority interest to Silver Standard Resources Inc..  Four directors were nominated for re-election to the Board – William Pincus, Brian Bayley, George Elliott and Steven Ristorcelli.

Esperanza also announces that pursuant to the Company’s Stock Option Plan, 779,500 incentive stock options exercisable at a price of $1.49 per share for a period of five years have been granted to certain officers, directors, employees and consultants of the Company.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 11 other exploration interests in Peru and Mexico.  In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), majority owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia (www.globalminerals.com).

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.	Website: www.epzresources.com
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.